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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF ALTERNATE DIRECTOR

The Board of Directors of Semiconductor Manufacturing International Corporation (the “Company”) is pleased to announce that with effect from October 22, 2013, Mr. Li Yonghua has been appointed as the Alternate Director to Dr. Chen Shanzhi, a Non-executive Director of the Company. Mr. Li’s brief biography is as follows:

Mr. Li Yonghua (“Mr. Li”), aged 38, is currently General Legal Consultant of the China Academy of Telecommunications Technology.  Since August 2010 till now, Mr. Li has been a Director of Datang Telecom Technology Co., Ltd. (a company listed on Shanghai Stock Exchange). Respectively from June 2011 and December 2011 till now, Mr. Li is also General Legal Consultant and Vice President and General Manager of Operation Management of Datang Telecom Technology & Industry Holdings Co., Ltd.

Mr. Li served in Dongming County People’s Procuratorate of Shandong Province as a civil servant from 1996 to 2005.  He was Legal Manager of Jinbangxin Assets Management Company and Chief Law Officer of Hanwang Technology Co., Ltd.  He was also Vice Legal General Manager, General Manager and Supervisor of Datang Telecom Technology & Industry Holdings Co., Ltd. from 2008 to 2010.

Mr. Li holds a Bachelor of Law degree from Shandong University and a Master of Law degree from Peking University.

Mr. Li will serve as the Alternate Director to Dr. Chen Shanzhi (“Dr. Chen”), a Non-executive Director of the Company. Mr. Li’s appointment will be effective so long as Dr. Chen remains to be a director of the Company or his appointment has not been revoked by Dr. Chen.

Save as disclosed above, Mr. Li does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company, nor is he interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As an Alternate Director, Mr. Li will not receive any director’s emolument from the Company.

Save for the information disclosed above, there is no other information relating to Mr. Li that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, October 22, 2013

As at the date of this announcement, the directors of the Company are:
Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan